YEP, INC.

Reviewed Financial Statements For The Year Ended December 31, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Yep, Inc.
Leawood, KS

We have reviewed the accompanying financial statements of Yep, Inc. (a corporation), which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note X. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 6, 2021

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

Contents

YEP, INC.
BALANCE SHEET
DECEMBER 31, 2020
(UNAUDITED)
_____

ASSETS

CURRENT ASSETS		
Cash		$ 51,484
Accounts Receivable		4,208
Prepaid Expenses		52,437
	TOTAL CURRENT ASSETS	108,129
NON-CURRENT ASSETS		
Investments		50,000
Software Assets		250,295
Intangible Assets		43,237
Amortization		(16,363)
	TOTAL NON-CURRENT ASSETS	327,169
	TOTAL ASSETS	435,298

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		53,348
Accrued Expenses		45,820
Deferred Revenue		11,566
Other Current Liabilities		4,222
	TOTAL CURRENT LIABILITIES	114,957
NON-CURRENT LIABILITIES		
Convertible Note		220,000
	TOTAL LIABILITIES	334,957
SHAREHOLDERS' EQUITY		
Common Stock (100,000,000 shares authorized;		867
8,673,750 issued; $0.0001 par value)		
Preferred Stock (20,000,000 shares authorized;		100
1,000,000 shares issued; $0.0001 par value)		
Additional Paid in Capital		4,336,007
Retained Earnings (Deficit)		(4,236,634)
	TOTAL SHAREHOLDERS' EQUITY	100,340
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 435,298

YEP, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION (OCTOBER 31, 2020) TO DECEMBER 31, 2020
(UNAUDITED)
_____

Operating Income		
Sales	$	116,494
Gross Profit		116,494
Operating Expense		
Stock Based Compensation		3,813,850
General & Administrative		295,365
Professional Services		108,896
Wages & Commissions		65,961
Commissions		50,904
Amortization		16,363
		4,351,340
Net Income from Operations		(4,234,846)
Other Income (Expense)		
Interest Expense		(1,788)
Net Income		$ (4,236,634)
Weighted average number of common shares outstanding		2,260,771
Net Loss Per Share - Basic & Diluted	$	(1.87)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

YEP, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION (OCTOBER 31, 2020) TO DECEMBER 31, 2020
(UNAUDITED)
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(4,236,634)
Change in Accounts Payable		6,975
Change in Prepaid Expenses		(52,437)
Change in Accrued Expenses		44,084
Change in Interest Expense		1,737
Change in Deferred Revenue		11,566
Change in Other Current liabilities		1,769
Change in Advances		(2,037)
Stock Based Compensation		4,100,725
Amortization		16,363
Net Cash Flows From Operating Activities		(107,890)
Cash Flows From Investing Activities		
Purchase of Fixed Assets		
Purchase of Investments		(50,000)
Development of Intangible Assets		(8,000)
Net Cash Flows From Investing Activities		(58,000)
Cash Flows From Financing Activities		
Issuance of Convertible Note		220,000
Payment on Debt Facility		(6,980)
Net Cash Flows From Investing Activities		213,020
Cash at Beginning of Period		4,353
Net Increase (Decrease) In Cash		47,130
Cash at End of Period	$	51,484

YEP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF INCEPTION (OCTOBER 31, 2020) TO DECEMBER 31, 2020
(UNAUDITED)
_____

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at October 31, 2020		$ -		$ -	$ -	$ -	$ -
Issuance of Stock	8,673,750	867	1,000,000	100	4,336,007		4,336,975
Net Income						(4,236,634)	(4,236,634)
Balance at December 31, 2020	8,673,750	$ 867	1,000,000	$ 100	$ 4,336,007	$ (4,236,634)	$ 100,341

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

YEP, Inc. ("the Company") is a corporation organized under the laws of the State of Wyoming and domiciled in Kansas. The Company operates as an online sales and marketing platform where aspiring entrepreneurs can network and start a business using the Company's platform to aid in areas such as marketing and business strategy development.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2020 in the amount of $4,236,634.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 6, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The company currently earns revenue based on a subscription-based model. Subscriptions are pre-paid each month causing the company to record deferred revenue.

Advances

The Company grants advances to certain employees when business conditions warrant. As of December 31, 2020, the total advance account equaled $1,230.

Other Current Liabilities

The Company has accrued $4,222 in payroll related liabilities.

Software Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Amortization is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The intangible asset recorded on the books is comprised of web-based platform the company developed, and customer lists acquired in 2020. These assets and will amortized using the straight-line method over the estimated useful life of three years.

Leases

The Company currently occupies office space under an operating lease. The lease expires in September 2021 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

January through September 2021- $4,500

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating loss during 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to sales tax filing requirements in the State of Kansas.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

In 2020, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The notes accrue interest at the rate of 10% per annum and is payable in March 2021. During December 2020, the company capitalized $1,737 of interest related to the notes and recorded the amount to accrued expenses. The Notes will convert to common shares any time before but no later than March 2021 at conversion price of $0.50 per share.

NOTE E- EQUITY

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: All classes of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate. Additionally, all shares of Preferred Stock are subject to mandatory conversion upon a qualifying IPO (as defined in the articles of incorporation).

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Series A-1 Preferred Stock	1,000,000
Common Stock	8,673,750

NOTE F- EQUITY BASED COMPENSATION

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

During 2020, the Company issued 56,500 common shares to various advisors and employees. The shares issued are 100% vested.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 6, 2021, the date that the financial statements were available to be issued.

Under FASB ASC 855, organizations have a responsibility to consider events that occur subsequent to year-end. That responsibility begins at the balance sheet date and continues until financial statements are issued (the Subsequent Period"). As with most financial accounting standards though, organizations don't need to be concerned with all subsequent events, but rather just those significant to users of the financial statements.

Subsequent events fall into one of two categories, each with its own accounting rules:
- Type I subsequent events provide evidence about conditions that existed on or before the balance sheet date. These events are recognized in the financial statements.
- Type II subsequent events provide evidence about conditions that did not exist on or before the balance sheet date. These events are disclosed but are not recognized in the financial statements.

The Company had no Type I subsequent events during the Subsequent Period. The following are the significant Type II subsequent events during the Subsequent Period.

Issuance of Securities

On December 20, 2020, the Company authorized the issuance of convertible debt securities under an exemption from registration requirements of the Securities and Exchange Commission Act of 1933, relying on Regulation D paragraph 506(b). The terms of the offering were promissory notes with 10% interest p.a., a term of 90 days, and an automatic conversion to shares of common stock of the Company at a price of $0.50 per share. The Company was authorized to issue up to $600,000 of such securities.

On March 3rd, the Company sought and was granted approval by the current investors in this round the increase in the limit from $600,000 to $1,000,000. As of the date of the issuance of this report, the Company has raised $850,000, representing the issuance of 1,700,000 shares of common stock.

Entry into Material Agreements

On January 8th, 2021, the Company entered into a consulting agreement with KBHS, LLC to provide consulting services on marketing, brand development, and developing sales channels. Kevin Harrington, the founder of KBHS, is a veteran entrepreneur and internationally recognized businessman, and the inaugural Shark Tank investor. The agreement specifies certain weekly and monthly tasks to be performed by Mr. Harrington and KBHS. The term of the agreement is 5 years and calls for a monthly retainer payment of $10,000 per month (increased to $15,000 per month following a successful fund raising under Regulation CF), for 36 months. Immediately following the closing of the Company's expected offering under Regulation CF, KBHS shall be issued shares of common stock in the Company equal to eight percent multiplied by the then total shares of issued and outstanding shares of common stock.

On January 27th, 2021, the Company engaged Frazier & Deeter, LLC as its auditors to provide audit and tax services.

On January 29th, 2021, the Company and two investors agreed to amend existing promissory notes totaling $100,000 changing the maturity from March 3rd, 2021 to May 3rd, 2021.

On February 8th, 2021, the Company entered into an Inventory Management and Order Fulfillment Agreement with Imagine Supply Chain, LLC. The agreement has a term of one year (renewable).

On February 15th, 2021, the Company engaged Net Capital Funding Portal, Inc. to pursue and capital raise in reliance on (1) the exemption under Section 4(a)(6) of the Securities Act of 1933 and Regulation CF thereunder. The agreement calls for an engagement fee of $5,000 and an offering fee of 4.9% of the capital raised in the offering.

Name Change

On February 12th, 2021, the Company's board of directors resolved to change the name of the Company from YOUNG ENTREPRENEUR PROJECT, INC. to YEP, Inc. The filing was stamped by the state of Wyoming on March 1st, 2021.

COVID 19

The COVID 19 pandemic developed rapidly in 2020 and measures taken by various governments to contain the virus have affected economic activity. YEP has taken a number of measures to monitor and mitigate the effects of COVID 19 including safety and health measures for our people, such as social distancing and working from home.

At this stage, the impact on our business and results has not been significant and based on our experience to date the impact on our business and results has been positive. As we operate in the multi-level marketing space and also provide unique sanitizing products, we have found increased demand for our products and services and expect this to continue. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.